BARNETT & LINN
ATTORNEYS AT LAW
1600 E. Florida Avenue, Suite 214 • Hemet, CA 92544
www.barnettandlinn.com

WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

January 26, 2021

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Jan Woo, Legal Branch Chief
Jeff Kauten, Staff Attorney
Robert Littlepage, Accounting Branch Chief
Katheryn Jacobson, Staff Accountant

Re:	Powerdyne International, Inc. (“Registrant” and/or “Company”)
Amendment No. 4 to Registration Statement on Form 10
Filed on October 6, 2020
File No. 000-53259

Gentlepersons:

The Registrant hereby files its Amendment No. 4 to Registration Statement on Form 10 (“Amendment No. 4”). The Amendment No. 4 has been revised in accordance with the Commission’s comment letter dated January 25, 2021 (“Comment Letter”) and its oral comment to me later that day.

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 4 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Amendment No. 3 to Registration Statement on Form 10 filed January 15, 2021

General

1.	In accordance with your comment, we have included an additional paragraph under “Investment Company Act of 1940” on page 7 discussing the valuation of the Company’s Cryptocurrencies and the Company’s intent to continue to be exempt from having to file under the 1940 Act.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

Barnett & Linn
William B. Barnett

WBB: lg

cc/ Mr. O’Rourke, CEO